Exhibit 99.1

DEGOLYER AND MACNAUGHTON

500I SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

February 7, 2024

Vista Energy S.A.B. de C. V.

Calle Volcán 150, Piso 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 1100

Mexico

Ladies and Gentlemen:

Pursuant to your request, this report of third party presents an independent evaluation, as of December 31, 2023, of the extent of the estimated net proved oil, condensate, natural gas liquids (NGL), and gas reserves of certain properties in Argentina and Mexico in which Vista Energy S.A.B. de C. V. (Vista) has represented it holds an interest. This evaluation was completed on February 7, 2024. Vista has represented that these properties account for 100 percent on a net equivalent barrel basis of Vista’s net proved reserves as of December 31, 2023. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the United States Securities and Exchange Commission (SEC). This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by Vista.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2023. Net reserves are defined as that portion of the gross reserves attributable to the interests held by Vista after deducting all interests held by others. Vista has advised that its government royalty obligations are paid in cash; therefore, net reserves have not been reduced in consideration of these royalty obligations.

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Estimates of reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this report was obtained from Vista. In the preparation of this report we have relied, without independent verification, upon information furnished by Vista with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination was not considered necessary for the purposes of this report.

Definition of Reserves

Petroleum reserves estimated in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

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(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

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Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (revised June 2019) Approved by the SPE Board on 25 June 2019” and in Monograph 3 and Monograph 4 published by the Society of Petroleum Evaluation Engineers. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Vista, and analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

The undeveloped reserves estimates were based on opportunities identified in the plan of development provided by Vista.

Vista has represented that its senior management is committed to the development plan provided by Vista and that Vista has the financial capability to execute the development plan, including the drilling and completion of wells and the installation of equipment and facilities.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production as defined under the Definition of Reserves heading of this report or the expiration of the concession, as appropriate.

In certain cases, reserves were estimated by incorporating elements of analogy with similar wells or reservoirs for which more complete data were available.

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In the evaluation of undeveloped reserves, type-well analysis was performed using well data from wells drilled through December 31, 2023, and analogous reservoirs for which more complete historical performance data were available.

For the evaluation of unconventional reservoirs, a performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for this report. Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior. These analyses were performed for all well groupings (or type-curve areas).

Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the effect of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs.

Data provided by Vista from wells drilled through December 31, 2023, and made available for this evaluation were used to prepare the reserves estimates herein. These reserves estimates were based on consideration of monthly production data available for certain properties only through September 2023. Estimated cumulative production, as of December 31, 2023, was deducted from the estimated gross ultimate recovery to estimate gross reserves. This required that production be estimated for 3 months.

Oil and condensate reserves estimated herein are to be recovered by normal field separation. NGL reserves estimated herein include pentanes and heavier fractions (C5+) and liquefied petroleum gas (LPG), which consists primarily of propane and butane fractions, and are the result of low-temperature plant processing. Oil, condensate, C5+, and LPG reserves included herein are expressed in thousands of barrels (103bbl). In these estimates, 1 barrel equals 42 United States gallons. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

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Gas quantities estimated herein are expressed as marketable gas and sales gas. Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of the nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas reserves estimated herein are reported as marketable gas and sales gas. Gas quantities are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at a pressure base of 14.696 pounds per square inch absolute (psia). Gas quantities included in this report are expressed in millions of cubic feet (106ft3).

Gas quantities are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir. Associated gas is both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. Gas quantities estimated herein include both associated and nonassociated gas.

Primary Economic Assumptions

This report has been prepared using initial prices, expenses, and costs provided by Vista in United States dollars (U.S.$). Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the reserves reported herein:

Oil, Condensate, C5+, and LPG Prices

Vista has represented that the oil, condensate, C5+, and LPG prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. Vista supplied differentials to a Brent reference price of U.S.$82.84 per barrel and the prices were held constant thereafter. For the properties in Argentina, the volume-weighted average adjusted product prices attributable to the estimated proved reserves were U.S.$66.50 per barrel of oil, condensate, and C5+ and U.S.$25.40 per barrel for LPG. For the properties in Mexico, the volume-weighted average adjusted product price attributable to the estimated proved reserves was U.S.$68.73 per barrel of oil. These prices were not escalated for inflation.

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Gas Prices

Vista has represented that the gas prices for the properties evaluated herein are defined by contractual agreements based on specific market conditions. For the properties in Argentina, for certain volumes of gas Vista is paid an incentive gas price that is subsidized by the Argentine government through 2028. The incentive volume-weighted average gas sales prices are U.S.$3.42 per thousand cubic feet (103ft3) of gas for 2024, U.S.$3.50 per 103ft3 of gas for 2025, U.S.$3.75 per 103ft3 of gas for 2026, U.S.$3.87 per 103ft3 of gas for 2027, and U.S.$3.94 per 103ft3 of gas for 2028. The volume-weighted average adjusted product price attributable to the estimated proved reserves for 2029 forward is U.S.$3.10 per 103ft3 of gas. The volume-weighted average adjusted product price attributable to the estimated proved reserves for the properties located in Mexico was U.S.$2.01 103ft3 of gas.

Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of operating expenses and future capital expenditures, provided by Vista and based on existing economic conditions, were held constant for the lives of the properties. In certain cases, future expenditures, either higher or lower than current expenditures, may have been used because of anticipated changes in operating conditions, but no general escalation that might result from inflation was applied. Abandonment costs, which are those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment, were provided by Vista for all properties and were not adjusted for inflation. Operating expenses, capital costs, and abandonment costs were considered, as appropriate, in determining the economic viability of the undeveloped reserves estimated herein.

In our opinion, the information relating to estimated proved reserves of oil, condensate, C5+, LPG, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the FASB and Rules 4–10(a)(1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the SEC; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

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To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

Summary of Conclusions

DeGolyer and MacNaughton has performed an independent evaluation of the extent of the estimated net proved oil, condensate, NGL, and gas reserves of certain properties in which Vista has represented it holds an interest. The estimated net proved reserves, as of December 31, 2023, of the properties evaluated herein were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (103bbl) and millions of cubic feet (106ft3):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2023
	Oil and Condensate (10[3]bbl)	Marketable Gas (10[6]ft3)	Sales Gas (10[6]ft3)	C5+ (10[3]bbl)	LPG (10[3]bbl)
Argentina
Proved Developed	70,370	85,518	74,846	131	449
Proved Undeveloped	190,795	173,299	161,403	112	433

Total Proved	261,165	258,817	236,249	243	882
Mexico
Proved Developed	1,767	4,451	4,451	0	0
Proved Undeveloped	5,494	11,405	11,405	0	0

Total Proved	7,261	15,856	15,856	0	0
Grand Total
Proved Developed	72,137	89,969	79,297	131	449
Proved Undeveloped	196,289	184,704	172,808	112	433

Total Proved	268,427	274,673	252,105	243	882

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While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2023, estimated reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Vista. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of Vista. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

\s\ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

\s\ Federico Dordoni
Federico Dordoni, P.E.
[SEAL]	Executive Vice President
DeGolyer and MacNaughton

DEGOLYER AND MACNAUGHTON

CERTIFICATE of QUALIFICATION

I, Federico Dordoni, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas 75244, U.S.A., hereby certify:

1.

That I am an Executive Vice President with DeGolyer and MacNaughton, which firm did prepare the report of third party addressed to Vista dated February 7, 2024, and that I, as Executive Vice President, was responsible for the preparation of this report of third party.

2.

That I attended Buenos Aires Institute of Technology (ITBA) University, and that I graduated with a degree in Petroleum Engineering in the year 2004; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 19 years of experience in oil and gas reservoir studies and reserves evaluations.

\s\ Federico Dordoni
Federico Dordoni, P.E.
[SEAL]	Executive Vice President
DeGolyer and MacNaughton